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                            January 30, 2024

       Leonid Gontmakher
       Chief Executive Officer
       4Front Ventures Corp.
       7010 E. Chauncey Lane, Suite 235
       Phoenix, AZ 85054

                                                        Re: 4Front Ventures
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 9, 2024
                                                            File No. 000-56075

       Dear Leonid Gontmakher:

              We have reviewed your January 9, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial and Performance Measures
       Adjusted EBITDA, page 38

   1. We note from your response to prior comment 2 that you are adjusting for a sale leaseback transaction that did
not qualify for sale accounting. This adjustment appears to have the effect of changing the
recognition and measurement principles required to be applied in accordance with GAAP.
Please tell us how you considered the guidance of Question
                                                        100.04 of the
Compliance and Disclosure Interpretations (   C&DIs) for Non-GAAP
                                                        Financial Measures,
regarding individually tailored recognition methods.
 Leonid Gontmakher
FirstName  LastNameLeonid  Gontmakher
4Front Ventures Corp.
Comapany
January 30,Name4Front
            2024       Ventures Corp.
January
Page 2 30, 2024 Page 2
FirstName LastName
2. In this regard, we note that the Matteson facility charges are recurring and appear to be operating expenses necessary to operate your business. Please explain to us in more detail how you considered if the Matteson facility start-up costs are normal, recurring, cash operating expenses necessary to operate your business. Refer to the guidance in Questions
         100.01 of the C&DIs for Non-GAAP Financial Measures.
3. We note from your response to prior comment 3 that the $3.8 million payment received
         from Frisco SPV, LLC is not reflected in the    Loss (gain) on
litigation settlement    line
         item because the gain was sold before the litigation was settled or finalized. Please tell us how you considered the guidance of Questions 100.02 and 100.03 of the C&DIs for Non-
         GAAP Financial Measures.
4. As a related matter, we note from your disclosure on page 38 that Adjusted EBITDA
         excludes    expenses that are not reflective of the Company   s core
operating results over
         time (such as restructuring costs, litigation or dispute settlement charges or gains, and
         transaction-related costs).    Please address the following:

                Tell us if you have recognized any other gains related to restructuring, litigation or acquisitions during any of the periods presented.
                For any gains that are not excluded from Adjusted EBITDA, tell us how you considered Question 100.03 of the C&DIs for Non-GAAP Financial Measures, which indicates that a non-GAAP measure that is adjusted only for non-recurring charges when there were non-recurring gains that occurred during the same period could violate Rule 100(b) of Regulation G.

       Please contact Eric Atallah at 202-551-3663 or Tara Harkins at 202-551-3639 if you have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences